Exhibit 99.1

VivoPower International PLC Announces Appointment of Edward Hyams to the Advisory Council

LONDON, November 2, 2020

VivoPower International PLC (NASDAQ: VVPR, the “Company”) is pleased to announce the appointment of Edward Hyams as the third member of the VivoPower Advisory Council.

Edward has over forty-five years of experience as an entrepreneur and a senior executive in energy, clean technology and energy efficiency. At Englefield Capital he co‐led the Renewable Energy Fund, investing in solar, wind and biomass developments in Europe, joining Englefield after the fund had backed his management team to achieve the first structured financing of a portfolio of renewables assets in the UK. Subsequently Edward has supported innovative businesses and management teams with personal investment and insights in environmental and clean technology businesses. In 2014, he was one of the two original angel investors in UK EV truck business Tevva Motors, and served as Non-Executive Chairman from 2018 until earlier this year.

Edward has also held a number of senior executive roles in energy including Managing Director at Eastern Group PLC and Engineering Director at Southern Electric PLC. He was a Non‐Executive Director of the UK Energy Saving Trust (UK-EST) following the electricity and gas privatizations in the UK in the early 1990s. He re‐joined the UK-EST as Non‐Executive Chairman in 2005.

Edward is a Chartered Engineer with a degree in Electrical Engineering from Imperial College, London and a Diploma in Accounting and Finance from the Association of Certified Chartered Accountants. He has completed executive programs at Harvard Business School in Finance and at Stanford University in Strategy and Organization. In 2002 he was named “Best Business Leader” in the Sage UK business awards for his leadership as CEO in an innovative energy e-business.

Based in London, Edward also previously served as a Non-Executive Director on the Board of VivoPower from prior to its IPO in 2016 until 2018, when he stepped down for personal and family reasons.

Executive Chairman and CEO of VivoPower, Kevin Chin commented, “I am very happy to welcome Eddie back to the VivoPower family as a member of our Advisory Council. He has years of relevant experience in our sector and is also a seasoned investor in battery and electric vehicle companies. His commercial and technical knowledge and experience will be invaluable to us as we execute on our growth plans.”

Upon joining the VivoPower Advisory Council, Edward commented, “I am passionate about using my experience in clean tech, electric vehicles and energy to support the VivoPower team in their exciting pivot to sustainable energy solutions, encompassing electric vehicles.”

About VivoPower

VivoPower is an international battery technology, electric vehicle, solar and critical power services company whose core purpose is to deliver sustainable energy solutions to its customers. VivoPower is a certified B Corporation and has operations in Australia, Canada, the United States, and the United Kingdom.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the United States federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the potential timing and completion of the Tembo acquisition, including the entry into a definitive agreement with Tembo, and the related potential global addressable market. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

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